

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 11, 2017

VIA E-MAIL
Mr. Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of Americas, Suite 2902
New York, New York 10036

> **Re: Annaly Capital Management, Inc.**
> **Form 8-K dated August 3, 2016**
> **Filed August 3, 2016**
> **File No. 001-13447**

Dear Mr. Votek:

We have reviewed your October 21, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2016 letter.

FORM 8-K FILED ON AUGUST 3, 2016

Exhibit 99.1

1.   We have considered your response to comment three. We note your intent with these exclusions is to provide investors with additional detail to enhance its understanding of the underlying performance of your investment portfolio and operations. As a result, we would not object to you continuing to disclose your adjustment related to "Premium amortization adjustment cost (benefit)" separately and narratively discussing such adjustment's impact or non-impact on continuing operations and portfolio performance. However, we believe making such adjustment from GAAP net income in arriving at a Non-GAAP financial measure represents an example of individually tailored recognition

or measurement method substituting the one in GAAP that would violate Question 100.04 of the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.   Please revise in future disclosures as appropriate.

You may contact Wilson K. Lee at (202) 551 – 3468, Lyn Shenk at (202) 551 – 3380, or me at (202) 551 - 3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities